UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 8-K**
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 21, 2003

### Second Bancorp Incorporated

(Exact name of registrant as specified in its charter)

| Ohio | 0-15624 | 34-1547453 |
|---|---|---|
| (State of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 108 Main Avenue S.W., Warren, Ohio | 44482-1311 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: 330-841-0123

**Item 5. Other Events**

On February 21, 2003, the Company issued the following press release:

**SECOND BANCORP PRESENTATION**
**TO BE WEBCAST**

**Warren, Ohio, February 21, 2003–SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP")** announced that its presentation at The Midwest 2003 Super-Community Bank Conference in Chicago will be webcast live on the Internet. The 35-minute slide presentation featuring comments by Second Bancorp President and Chief Executive Officer Rick L. Blossom is scheduled to begin at 11:55 a.m. Eastern Standard Time on Wednesday, February 26, 2003.

Investors, analysts and other interested parties wishing to attend the webcast may access it through the Company's website at www.secondnationalbank.com. At that site, simply click on Second Bancorp and follow the prompts. Alternatively, the webcast can be accessed through www.super-communitybanking.com. Listeners should go to either one of those sites at least 15 minutes before the presentation to download and install any necessary software. For those unable to attend the live broadcast, a replay will be available for 60 days following the Conference. The webcast can be viewed without charge.

Second Bancorp is a $1.8 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in an eight county area of Northeastern Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax) or cstanitz@secondnationalbank.com.

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## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: February 21, 2003

/s/ David L. Kellerman

David L. Kellerman, Treasurer

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